At a special meeting of the shareholders of each of the AAL Aggressive Growth Portfolio, AAL Equity Income Portfolio, and AAL Money Market Portfolio (each, an "AAL Portfolio," and collectively, the "AAL Portfolios"), each a series of AAL Variable Product Series"Fund, Inc. (the "Fund") held on April 9, 2003, the shareholders of each AAL Portfolio approved a plan whereby (a) all of the assets of each of the AAL Portfolios would be transferred to a comparable series of the registrant (each an "LB Portfolio" and collectively the "LB Portfolios") in exchange for the LB Portfolio's shares of equal dollar value; (b) the stated accrued and unpaid liabilities of the AAL Portfolios would be assumed by the comparable LB Portfolio; (c) each AAL Portfolio would distribute pro rata to its shareholders, in complete liquidation, the shares of the corresponding LB Portfolio received in exchange for its net assets; and (d) each AAL Portfolio would cease to exist. As a result, effective at the close of business on April 25, 2003, the AAL Aggressive Growth Portfolio merged with and into the Growth Portfolio of registrant; the AAL Equity Income Portfolio merged with and into the Value Portfolio of registrant; and the AAL Money Market Portfolio merged with and into the Money Market Portfolio of the registrant.